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                                                                Exhibit 20.1
                                                                ------------

MEAD LOGO

--------------------------------------------------------------------------------
    Corporate Communications Department
    World Headquarters
    Courthouse Plaza Northeast
    Dayton,  Ohio 45463
    937-495-6323


                                      NEWS

                MEAD REPORTS YEAR-END AND FOURTH-QUARTER RESULTS

DAYTON, Ohio. January 23, 1998 -- The Mead Corporation today reported fourth quarter net earnings of $31.8 million, or 30 cents per share (diluted), compared to 1996 fourth quarter net earnings of $29.2 million, or 28 cents per share. Fourth quarter sales were $1.24 billion, compared to $1.15 billion in 1996.

     Full-year net earnings were $150.1 million, or $1.41 per share (diluted), compared to $195.3 million, or $1.84 per share, in 1996. 1996 net earnings included a five-cent gain from the sale of a discontinued business. Net sales for the year were $5.08 billion, compared to $4.71 billion in 1996.

     "While difficult markets and weaker pricing clearly affected the industry and Mead's earnings in 1997, we benefited from our strong mix of businesses and our continued emphasis on productivity," said Jerome F. Tatar, chairman, CEO and president.

Paper
-----

     Segment sales and earnings improved for both the fourth quarter and the full year, reflecting the acquisition of the Rumford, Maine, mill in late 1996. The Publishing Paper Division achieved record full-year shipments and production at both the Escanaba, Michigan, and Rumford mills. Sales for the year surpassed 1996 levels while earnings were up slightly. Fourth-quarter results improved over the prior-year quarter with higher sales volume and slightly higher pricing. Within the Fine Paper Division, fourth-quarter sales and earnings were off slightly on lower shipments. For the year, division sales and earnings were likewise down slightly from 1996. However, productivity improvements helped offset the impact of lower shipments and selling prices.

                                    - more -
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         Improvement in Mead's specialty paper businesses was driven by Mead's
Specialty Paper Division, which achieved improvements in sales and earnings for both the fourth quarter and the full year based on strong results in all of the division's strategic grades.

Packaging and Paperboard
------------------------

         Sales and earnings for the segment improved in the fourth quarter compared to the prior-year period on stronger results from the Coated Board, Packaging and Containerboard divisions. Full-year earnings declined when compared to the prior year as a result of weaker pricing during much of 1997 for corrugating medium. Within Mead's Coated Board System, sales and earnings improved for both the fourth quarter and the year on higher worldwide sales volume, strong results in related sawmill operations and improved operating efficiencies at the Mahrt mill in Alabama and the Packaging Division's converting operations. Packaging sales growth was strong in North America, Europe and Latin America. Open market board sales volume improved in North America and Europe. Improved performance more than offset the negative impact of foreign exchange rates, primarily in Europe.

         Fourth-quarter sales and operating results improved within the Containerboard Division on stronger pricing and increased sales volume. Full-year sales increased over 1996 based on production from the new corrugating medium machine at the division's Stevenson, Alabama, mill. Operating results for the year declined from 1996 as a result of lower prices during much of the year. During April, the #2 machine at the Stevenson mill will be down for a scheduled 17-day period to facilitate completion of its previously announced capacity expansion and environmental upgrade.

                                    - more -
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Distribution and School and Office Products
-------------------------------------------

         Full-year segment sales and earnings declined as did fourth-quarter operating results. However, sales in the fourth quarter improved compared to the prior year as Zellerbach continued to strengthen its sales organization. Zellerbach's results declined for the quarter and significantly for the year on lower margins, higher selling costs and costs related to the division's performance improvement efforts.

         Within the School and Office Products Division, sales and operating results improved for the fourth quarter when compared to 1996. The division experienced a normal seasonal loss during the quarter following a successful back-to-school season. Full-year sales were up and earnings were about even with the prior year. The division's Canadian operations, Hilroy, achieved record sales and higher earnings for the year.

Northwood Investees
-------------------

         For the quarter, earnings from Mead's jointly owned Northwood companies were below those of the prior year due to significantly lower lumber prices and reduced shipments. Full-year results improved slightly from 1996 as higher pulp mill demand and record production were offset by increased log costs and lower prices for oriented structural board. During the quarter, Northwood announced a performance improvement program to reduce costs and improve operating margins.


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Page 4

Other
-----

        A previously announced two-for-one stock split was effective December 1. On a post-split basis, Mead repurchased 880,000 outstanding shares during the quarter and 2.1 million shares during 1997. The company has repurchased more than 60 percent of the shares under its continuing 10 million share repurchase authorization of April, 1995.

        The Mead Corporation produces coated papers for periodicals, catalogs, books, and commercial printing; carbonless copy paper; uncoated and specialty papers; and pulp and wood products. In the packaging and paperboard sector, the company produces coated paperboard; beverage and food packaging; and corrugating medium and cartons. Mead is a major supplier of value-added school and office products. Mead's Zellerbach division delivers products and services for printing, packaging and industrial supply markets.
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

                                                      STATEMENT OF EARNINGS
                                    (All dollar amounts in millions, except per share amounts)

                                                       Fourth Qtr Ended             Full Year Ended
                                                      ------------------           -----------------
                                                   Dec. 31,       Dec. 31,      Dec. 31,       Dec. 31,
                                                     1997           1996          1997           1996

Net sales                                       $   1,243.8    $   1,149.7   $   5,077.4    $   4,706.5
Cost of products sold                               1,0l3.7          945.2       4,177.3        3,803.9
                                                -----------    -----------   -----------    -----------
  Gross profit                                        230.1          204.5         900.1          902.6

Selling & administrative
  expenses                                            161.2          147.6         589.3          564.0
                                                -----------    -----------   -----------    -----------
Earnings from operations                               68.9           56.9         310.8          338.6
  Other revenues                                        5.4            2.2           9.9           13.7
  Interest & debt expense                             (24.3)         (17.4)        (98.2)         (57.7)
                                                -----------    -----------   -----------    -----------
Earnings from continuing
  operations before
    income taxes                                       50.0           41.7         222.5          294.6
Income taxes                                           18.2           16.3          81.3          109.0
                                                -----------    -----------   -----------    -----------
  Earnings from continuing
      operations before
      equity in net earnings
      of investees                                     31.8           25.4         141.2          185.6
Equity in net earnings
  of investees                                                         3.8           8.9            4.3
                                                -----------    -----------   -----------    -----------
  Earnings from continuing
      operations                                       31.8           29.2         150.1          189.9
Discontinued operations                                                                             5.4
                                                -----------    -----------   -----------    -----------
  Net earnings                                         31.8    $      29.2   $     150.1    $     195.3
                                                ===========    ===========   ===========    ===========

Earnings per common share - basic:

Continuing operations                           $       .31    $       .28   $      1.44    $      1.81
Discontinued operations                                                                             .05
                                                -----------    -----------   -----------    -----------
  Net earnings - basic                          $       .31    $      . 28   $      1.44    $      1.86
                                                ===========    ===========   ===========    ===========

Earnings per common share - diluted:

Continuing operations                           $       .30   $        .28   $      1.41    $      1.79
Discontinued operations                                                                             .05
                                                -----------    -----------   -----------    -----------
  Net earnings - diluted                        $       .30   $        .28   $      1.41    $      1.84
                                                ===========    ===========   ===========    ===========
Cash dividends per
  common share                                  $       .16   $        .15   $       .61    $       .59
                                                ===========    ===========   ===========    ===========
Average common
  shares outstanding
  (millions) - diluted                                106.0          106.0         106.4          106.4
                                                ===========    ===========   ===========    ===========

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


                                 BALANCE SHEETS

                        (All dollar amounts in millions)


                                                        Dec. 31,        Dec. 31,
                                                       ----------      ----------
                                                          1997             1996


Current assets:
Cash and cash equivalents                              $     29.5      $     20.6
Accounts receivable                                         586.1           578.2
Inventories                                                 524.5           509.3
Other current assets                                         77.5            81.2
                                                       ----------        --------
  Total current assets:                                   1,217.6         1,189.3

Investments and other assets:
Investees                                                   151.1           154.9
Other assets                                                551.2           521.3
                                                       ----------        --------
                                                            702.3           676.2

Property, plant and equipment - net                       3,309.8         3,120.4
                                                       ----------        --------

  Total assets                                         $  5,229.7      $  4,985.9
                                                       ==========        ========

Current liabilities:
Accounts payable                                       $    330.4      $    358.9
Accrued liabilities                                         382.6           383.7
Current maturities of long-term debt                          1.8            15.1
                                                       ----------        --------
  Total current liabilities                                 714.8           757.7

Long-term debt                                            1,428.0         1,239.7

Commitments and contingent liabilities

Deferred items                                              798.4           742.1

Shareowners' equity:
Common shares                                               154.9           155.5
Additional paid-in capital                                   53.5            13.2
Foreign currency translation adjustment                     (20.5)           (2.4)
Retained earnings                                         2,100.6         2,080.1
                                                       ----------        --------
                                                          2,288.5         2,246.4

  Total liabilities and shareowners'
    equity                                             $  5,229.7      $  4,985.9
                                                       ==========        ========



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
                                              SALES AND EARNINGS SEGMENT INFORMATION
                                                 (All dollar amounts in millions)

                                                          Fourth Qtr Ended                  Full Year Ended
                                                          ----------------                  ---------------

                                                    Dec. 31,          Dec. 31,         Dec. 31,         Dec. 31,
                                                      1997              1996             1997             1996



Industry Segment Sales
to Unaffiliated Customers:

      Paper                                          $  392.7          $  375.7         $ 1,576.1        $1,251.3
      Packaging and Paperboard                          368.7             325.7           1,431.8         1,371.4
      Distribution and School
        and Office Products                             482.4             448.3           2,069.5         2,083.8
                                                     --------          --------         ---------        --------

      TOTAL NET SALES                                $1,243.8          $1,149.7         $ 5,077.4        $4,706.5
                                                     ========          ========         =========        ========

                                                          Fourth Qtr Ended                  Full Year Ended
                                                          ----------------                  ---------------

                                                    Dec. 31,          Dec. 31,         Dec. 31,         Dec. 31,
                                                      1997              1996             1997             1996

      Industry Segment Earnings
      from Operations:
      Paper                                          $   53.4          $   51.5         $   194.5        $  193.8
      Packaging and Paperboard                           35.5              20.2             129.6           138.6
      Distribution and School
        and Office Products                              (4.9)              (.7)             38.7            69.3
                                                     --------          --------         ---------        --------

                                                         84.0              71.0             362.8           401.7

      Other revenue
        - corporate                                       6.4               2.7              l3.0            l0.7
      General corporate expense                         (16.1)            (14.6)            (55.1)          (60.1)
      Interest and debt
      expense                                           (24.3)            (17.4)            (98.2)          (57.7)
                                                     --------          --------         ---------        --------

      Total corporate and
      other                                             (34.0)            (29.3)           (140.3)         (107.1)
                                                     --------          --------         ---------        --------

      EARNINGS FROM CONTINUING
      OPERATIONS BEFORE
      INCOME TAXES                                   $   50.0          $   41.7         $   222.5        $  294.6
                                                     ========          ========         =========        ========

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


                                                             STATEMENT OF CASH FLOWS
                                                        (All dollar amounts in millions)

                                                                                              Year Ended
                                                                                              ----------
                                                                                      Dec. 31,         Dec. 31,
                                                                                        1997            1996

 Cash flows from operating activities:
   Net earnings                                                                       $  150.1       $  195.3
   Adjustments to reconcile net earnings
     to net cash provided by operating
     activities:
     Depreciation, amortization and
          depletion of property, plant and
       equipment                                                                         242.3          203.0
     Depreciation and amortization
        of other assets                                                                   46.2           47.4
     Deferred income taxes                                                                37.2           54.2
     Investees - earnings and dividends                                                    1.3            7.1
     Discontinued operations                                                                             (5.4)
     Other                                                                               (20.8)         (16.2)
   Change in assets and liabilities, excluding
     effects of acquisitions and dispositions:
     Accounts receivable                                                                  (7.9)          49.0
     Inventories                                                                         (15.2)         (25.8)
     Other current assets                                                                  1.3            6.6
     Accounts payable and accrued liabilities                                            (29.6)         (49.2)
   Cash (used in) discontinued operations                                                               (40.5)
                                                                                        ------       --------

    Net cash provided by operating activities:                                           404.9          425.5

Cash flows from investing activities:
   Capital expenditures                                                                 (440.7)        (433.4)
   Additions to equipment rented to others                                               (33.7)         (40.6)
   Payment for acquired business                                                                       (640.4)
   Proceeds from sale of business                                                                        19.6
   Other                                                                                  (4.0)          19.2
                                                                                      --------        -------

   Net cash (used in) investing activities                                              (478.4)      (1,075.6)

Cash flows from financing activities:
 Additional borrowings                                                                   719.5          561.1
 Payments on borrowings                                                                 (547.2)         (75.5)
 Cash dividends paid                                                                     (63.8)         (61.9)
 Common shares issued                                                                     43.8           14.3
 Common shares purchased                                                                 (69.9)         (59.9)
                                                                                      --------       --------

 Net cash provided by financing
     activities                                                                           82.4          378.1
                                                                                      --------       --------

Increase (decrease) in cash and
 cash equivalents                                                                          8.9         (272.0)
Cash and cash equivalents at beginning
 of year                                                                                  20.6          292.6
Cash and cash equivalents at end of year                                              $   29.5       $   20.6
                                                                                      ========       ========


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